AB 5/1

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-38505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Commonwealth Associates

Commonwealth Associates, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Third Avenue, 8th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony J. Giardina (212) 918-0448
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
JUN 30 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Robert A. O'Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Associates, L.P., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BONNIE BETH GIUSTO
Notary Public - State of New York
No. 01GI6137509
Qualified in New York County
My Comm. Expires Nov. 28, 2009

Bonnie Beth Giusto
Notary Public

Signature

CEO / President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

COMMONWEALTH ASSOCIATES, L.P.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

(with supplementary information)

COMMONWEALTH ASSOCIATES, L.P.

Contents

	Page
Financial Statements	
Independent auditors' report	1
Statement of financial condition as of December 31, 2005	2
Statement of operations for the year ended December 31, 2005	3
Statement of changes in partners' capital for the year ended December 31, 2005	4
Statement of cash flows for the year ended December 31, 2005	5
Notes to financial statements	6
Supplementary Information	
Computation of net capital pursuant to SEC Rule 15c3-1	9
Report on internal control required by SEC Rule 17a-5	10

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Partners
Commonwealth Associates, L.P.
New York, New York

We have audited the accompanying statement of financial condition of Commonwealth Associates, L.P. as of December 31, 2005, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Commonwealth Associates, L.P. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
February 15, 2006

COMMONWEALTH ASSOCIATES, L.P.

Statement of Financial Condition
December 31, 2005

ASSETS	
Cash and cash equivalents	$ 2,923,217
Securities owned, at fair value	387,612
Due from brokers and other receivables	4,209
Prepaid and other assets	11,613
	$ 3,326,651
LIABILITIES AND PARTNERS' CAPITAL	
Accrued expenses and other current liabilities	$ 179,012
Due to affiliates	31,900
	210,912
Commitments and contingencies	
Partners' capital	3,115,739
	$ 3,326,651

See notes to financial statements

COMMONWEALTH ASSOCIATES, L.P.

Statement of Operations
Year Ended December 31, 2005

Revenues:	
Commissions	$ 1,163,797
Investment banking and advisory fees	90,000
Interest and dividends	48,196
Trading losses, net	(75,896)
	1,226,097
Expenses:	
Compensation and benefits	863,000
General and administrative	361,013
Occupancy and equipment rental	63,486
Communications	49,498
	1,336,997
Net loss	$ (110,900)

See notes to financial statements

COMMONWEALTH ASSOCIATES, L.P.

Statement of Changes in Partners' Capital
Year Ended December 31, 2005

	General Partner	Limited Partners	Total
Partners' capital - January 1, 2005	$ 134,869	$ 91,770	$ 226,639
Capital additions	0	3,000,000	3,000,000
Purchase of limited partner interest by general partner	23,181	(23,181)	0
Net loss	(157,783)	46,883	(110,900)
Partners' capital - December 31, 2005	$ 267	$ 3,115,472	$ 3,115,739

See notes to financial statements

COMMONWEALTH ASSOCIATES, L.P.

Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating and investing activities:	
Net loss	$ (110,900)
Adjustments to reconcile net loss to net cash used in operating and investing activities:	
Changes in:	
Securities owned	(153,658)
Due from brokers and other receivables	23,098
Due to/from affiliates, net	(248,389)
Prepaid and other assets	1,970
Accrued expenses and other current liabilities	114,719
Net cash used in operating and investing activities	(373,160)
Cash flows from financing activities:	
Contributions	3,000,000
Net increase in cash and cash equivalents	2,626,840
Cash and cash equivalents - January 1, 2005	296,377
Cash and cash equivalents - December 31, 2005	$ 2,923,217

See notes to financial statements

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization:

Commonwealth Associates, L.P. (the "Partnership") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Partnership is a New York limited partnership, whose general partner is Commonwealth Management, LLC.

The Partnership does not carry accounts for customers or perform custodial functions related to securities. Through May 31, 2004 all customer transactions were cleared through another broker-dealer on a fully disclosed basis. Subsequent to that date, the Partnership has not handled any customer accounts and has only engaged in investment advisory and banking services. Accordingly, the Partnership claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii).

[2] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Partnership's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

[3] Revenue recognition:

Securities transactions and related commission revenue are recorded on a trade-date basis. Marketable securities owned are valued at quoted market prices. Securities for which market quotations are not readily available (nonmarketable) are valued at their estimated fair value as determined by the General Partner. Factors considered by the General Partner in determining value include cost, the type of investment, subsequent purchases of the same or similar investments, the current financial position and operating results of the investee company and such other factors as may be deemed relevant. It is the responsibility of the General Partner to review the valuation policies and to determine any valuation adjustments. In the absence of significant events indicating a change in value, investments are valued at cost. Warrants to purchase common shares of public companies are valued at the intrinsic price which is defined as the amount by which the price of the underlying security exceeds the exercise price of the warrant ("in-the-money"). Warrants that are not in-the-money are valued at zero.

Unrealized gains/losses and realized gains/losses on securities are reflected in trading losses, net on the statement of operations.

Investment banking income includes fees earned for financial advisory services. Financial advisory fees, underwriting and placement fees are earned at the time the underwriting or placement is completed and are included in commissions in the accompanying statement of operations.

[4] Statement of cash flows:

For purposes of the statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE B - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Partnership had regulatory net capital of approximately $2,625,000, which exceeds the Partnership's minimum regulatory net capital requirement of approximately $14,000 by approximately $2,611,000. The Partnership's ratio of aggregate indebtedness to net capital was .08 to 1 as of December 31, 2005.

NOTE C - RELATED PARTIES

The Partnership shares office space and the services of certain personnel with affiliates. Costs for those services and personnel are allocated to the Partnership and the affiliated entities based on estimated usage of services. During the year ended December 31, 2005, the Partnership was charged approximately $131,000 for such shared costs. At December 31, 2005 the Partnership owed affiliates approximately $32,000.

NOTE D - COMMITMENTS AND CONTINGENCIES

[1] Litigation:

The Partnership is a defendant, or otherwise has possible exposure, in legal actions arising out of its activities as a broker-dealer and underwriter. Such actions claim substantial or unspecified damages which could be material to the financial statements taken as a whole. The Partnership is also involved, from time to time, in proceedings with and investigations by, governmental agencies and self-regulatory organizations. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss, and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions. Included in accrued expenses and other current liabilities is an accrual for outstanding litigation of approximately $18,000.

[2] Leases:

Effective January 1, 2006, the Partnership entered into an operating lease for its principal office expiring on December 31, 2007. Rental payments under the lease are $10,000 per month and the lease is cancelable after December 31, 2006 upon 90 days notice.

NOTE E - INCOME TAXES

As a limited partnership, the Partnership is not subject to federal and state income taxes as a separate entity. Accordingly, there is no provision for federal and state income taxes presented in the accompanying financial statements. The partners are required to report their respective shares of Partnership income or loss in their individual income tax returns.

The Partnership may be subject to New York City Unincorporated Business Tax, however, it has available approximately $6,323,000 of net operating loss carryforwards which may be applied against future taxable income. These carryforwards begin to expire in December 2021.

NOTE E - INCOME TAXES (CONTINUED)

Deferred income taxes reflect the impact of "temporary difference" between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax law and regulations. The deferred tax asset results principally from the unused net operating loss carryforwards. Such amount has been fully reserved by the Partnership as its ultimate utilization is doubtful. The valuation allowance increased by $13,000 during 2005.

The total of all deferred tax assets is as follows:

Deferred tax asset	$ 253,000
Valuation allowance	(253,000)
Net deferred tax assets	$ 0

NOTE F - PARTNERS' CAPITAL

During April and May of 2005, the Partnership sold limited partnership interests to investors for an aggregate of $3 million in exchange for 30% of Percentage Partnership Interest, as defined in the Partnership Agreement (the "Agreement"). Generally, net income or loss is allocated to the partners in proportion to their Percentage Partnership Interests. To the extent that the Partnership has Available Cash in any given year (defined in the Agreement as net cash receipts in excess of net cash disbursements), 50% of such amount will be distributed to the Partners. Otherwise, the Partners are not entitled to withdraw their capital without the approval of the General Partner, further subject to the Partnership maintaining its required net capital pursuant to SEC Rule 15c3-1.

In June of 2005, the Partnership granted an individual the option to acquire 12.93% of Partnership Percentage Interest for $1,250,000 in cash. The option is non-transferable and terminates on the earlier of June 7, 2007 or the termination of the individual's employment with the Partnership.

NOTE G - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a nonclearing broker, the Partnership has its securities cleared through other broker-dealers pursuant to clearance agreements. Substantially all of the company's securities positions are held at the clearing broker. In addition, substantially all of the Partnership's cash is maintained in one financial institution with a balance that exceeds the maximum amount insured by the FDIC. Recognizing the concentration of credit risk that this implies, the Partnership utilizes a clearing broker and a custodian bank that are highly capitalized and the clearing broker is a member of major securities exchanges.

SUPPLEMENTARY INFORMATION

COMMONWEALTH ASSOCIATES, L.P.

Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2005

Net capital:	
Partners' capital	$ 3,115,739
Nonallowable assets:	
Non-readily marketable securities	387,612
Due from broker and other receivables	3,851
Prepaid and other assets	11,613
Other charges	5,000
Net capital before haircuts on securities positions	2,707,663
Haircuts on securities positions, including undue concentration	82,817
Net capital	$ 2,624,846
Computation of basic net capital requirement:	
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $14,061 or $5,000	$ 14,061
Excess net capital	$ 2,610,785
Aggregate indebtedness:	
Accrued expenses and other liabilities	$ 210,912
Ratio of aggregate indebtedness to net capital	.08

Statement pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited Part II FOCUS Report as of December 31, 2005.

See notes to financial statements

Eisner

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Partners
Commonwealth Associates, L.P.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Commonwealth Associates (the "Partnership") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8(b) of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of the Partnership to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 15, 2006